EXMOVERE HOLDINGS, INC.
1600 Tysons Boulevard
8th Floor
McLean, VA 22102
Tel.: (703) 245-8513
FACSIMILE: (704) 708-9619

March 9, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E
Washington, D.C. 20549

Re: Exmovere Holdings, Inc.
Request to Withdraw Registration Statement on Form S-1 Amendment No. 2
(Registration No. 333-161846)

Securities and Exchange Commission:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), Exmovere Holdings, Inc. (the "Registrant") hereby respectfully applies to the Securities and Exchange Commission (the "Commission") for consent to the withdrawal of the above-referenced registration statement on Form S-1 filed March 8, 2010 (the "Registration Statement"), with such application to be approved efective as of the date hereof or at the earliest practical date thereafter, on grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Registration Statement was initially filed through the Commission's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR") on March 8, 2010.

This Registration Statement was filed in connection with the resale by our selling shareholders of up to 1,140,407 shares of common stock previously issued to such selling shareholders of the Registrant's common stock, par value $.001 per share ("Common Stock"). The Registrant has determined that at this time that the Registration Statement needs to be updated for the audited financial results of fiscal year 2009 pursuant to Section 8-08 of Regulation S-K. Because the Registrant will need to update its Registration Statement, the Registrant's management believes that withdrawal of the Registration Statement is appropriate.

The Registrant confirms that no securities have been issued or sold pursuant to the Registration Statement. The filing fee for the Registration Statement was paid by electronic wire transfer to the Commission at the time of the initial filing and the Registrant understands that such fees will not be returned to it.

Securities and Exchange Commission
March 9, 2010

Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement if one is issued, as soon as it is available. The facsimile number of the legal counsel of the Registrant is (704) 708-9619.

Sincerely,

Exmovere Holdings, Inc.

By: /s/ David Bychkov
David Bychkov
President

cc: Susann Reilly and John Reynolds, Mail Stop 3561 (Securities and Exchange Commission) David Bychkov (Exmovere Holdings, Inc.) Venus Springs, Esq. (Springs Law Firm PLLC)